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                              November 7, 2022

       Haley Aman
       Chief Financial Officer
       Pixelworks, Inc.
       16760 SW Upper Boones Ferry Rd., Ste. 101
       Portland, OR 97224

                                                        Re: Pixelworks, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 9, 2022
                                                            File No. 000-30269

       Dear Haley Aman:

              We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 8, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Risk Factors
       Company Specific Risks, page 18

   1. We note that you have proposed some disclosures to address the China Based Issuer sample comments
referenced in prior comment two, although some applicable disclosure points are not clearly
represented in your intended disclosures.

                                                        Please address the
specific language utilized for each disclosure point among sample comments 2, 4, 5, 7, 8,
9, 14 and 15, by either proposing incremental disclosures,
                                                        identifying disclosures
that you believe are specifically responsive, or explaining to us why you believe a
disclosure point is inapplicable.
 Haley Aman
FirstName
Pixelworks,LastNameHaley Aman
            Inc.
Comapany 7,
November   NamePixelworks,
             2022          Inc.
November
Page 2    7, 2022 Page 2
FirstName LastName
         Please clarify the manner by which disclosures responsive to these concerns will appear within the Risk Factors section that begins on page 17 and be represented among the list of Risk Factors on page 2, where we believe that you should segregate and differentiate risks associated with having operations in China. Managements Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 40

2. We note your response to prior comment three indicating that you intend to provide disclosure to clarify whether the pandemic and shortages in the global semiconductor business have adversely effected your key suppliers and manufacturing partners, how these may have also effected your outlook and business goals, and to discuss the extent to which your results of operations and capital resources have been impacted.

         You were also asked to discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.

         Please submit the specific disclosures that you propose to address and clarify these concerns. We reissue prior comment three.
Results of Operations, page 42

3. We note your response to prior comment four including sample disclosure based on the results for 2021 compared to 2020, indicating that revenues for the Mobile and Projector key market segments increased to $19.4 million and $29.7 million, respectively, and together represent about 97% of IC sales revenues for 2021.

         Given the revisions proposed in response to prior comment one, we understand that IC sales to the Video Delivery market segment represents the other 3%; and that the balance of revenues to this market segment plus those to the Cinema market segment account for all of the service revenues. Please clarify whether this is correct.

         Please include volumetric measures of products sold, disclose the extent to which changes in revenues for the key market segments are attributable to changes in volumes and changes in prices, and discuss the reasons for material changes as previously requested.

         Provide us with a schedule including volumetric metrics of the key products sold in each key market segment, along with the revenues ascribed for each quarter covered by your annual and subsequent interim reports, reconciled to the consolidated amounts, along with an explanation of how your have considered these details for disclosure.
 Haley Aman
Pixelworks, Inc.
November 7, 2022
Page 3
Financial Statements
Note 7 - Revenue Recognition, page 69

4. We understand from your response to prior comment five that you would rather not disclose IC Sales for the four key market segments identified on page 8, notwithstanding the criteria in FASB ASC 606-10-55-89 through 55-91.

         However, as previously noted, you routinely discuss revenues in terms of your target markets, to include disclosures in investor presentations, earnings releases, conference calls, and MD&A. In your response to prior comment four you include draft revisions that specify revenues for the Mobile and Projector markets, and in your response to prior comment six, you confirm that your chief operating decision maker is routinely provided a breakdown of historical revenue and forecasted revenue for these target markets.

         We also note that in your August 2022 Investor Presentation, you identify the Home and
         Enterprise markets as "Mature business lines [that] fund Mobile & [Cinema's] TrueCut growth initiatives" and indicate that growth in the Mobile segment is "contributing increased portion of total revenue mix" from 36% in 2021 to 39% in the second quarter of
         2022. You identify and characterize drivers of the Mobile segment as being "Fueled by massive platform and content ecosystems." You also disclose the revenue mix for
         Mobile/Cinema's TrueCut and Projector/Video Delivery for the last four fiscal years and subsequent interim period, along with a target revenue mix that aims to further increase the significance of your growth markets to 60% with total revenues of $100 million.

         We continue to believe that you will need to disclose revenues for each of your key market segments to comply with FASB ASC 606-10-50-5, or to provide clarifying disclosure in the event that revenues for any of these markets are not material. Please submit the revisions that you propose to address these concerns.
      You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller,
Branch Chief, at (202) 551-3686, with any questions.



FirstName LastNameHaley Aman                                   Sincerely,
Comapany NamePixelworks, Inc.
                                                               Division of
Corporation Finance
November 7, 2022 Page 3                                        Office of Energy
& Transportation
FirstName LastName